

RECEIVED

2005 JAN 19 A 9:40

FICE OF INTERNATIONAL CORPORATE FINANCE

By Airmail

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004



7th January, 2005.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 6th January 2005, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement, dated 7th January 2005, confirming that The Goldman Sachs Group, Inc. had, as at the close of business on 5th January 2005, increased its interest such that it had a notifiable interest in EMI Group plc Ordinary Shares of 14p each and held 24,180,471 shares, being 3.06% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.

PROCESSED
JAN 26 2005
THOMSON FINANCIAL

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

Rel. 82-373


EMI

VIA PR NEWSWIRE DISCLOSE

ER 05/02

Company Announcements Office,
London Stock Exchange.

7th January, 2005.

Dear Sirs,

EMI Group plc - Holding in Company

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by The Goldman Sachs Group, Inc. on behalf of itself and its subsidiaries, in a letter dated and received by fax on 7th January 2005, that, as at 5th January 2005, The Goldman Sachs Group, Inc. had increased its holding such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each of 24,180,471 shares, being 3.06% of the shares in issue. We were further notified that 7,370,191 shares were held by Goldman, Sachs & Co. and 16,810,280 shares were beneficially owned by Goldman Sachs International, both companies being direct subsidiaries of The Goldman Sachs Group, Inc.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231